To: Dale Van Voorhis,
Chairman & CEO
Parks America, Inc.

To: Board of Directors
Parks America, Inc.

This will serve as my official notice that I am resigning as the Chief Financial Officer and Director of Parks America, Inc. effective immediately.

Thank you for the opportunity to be of service and I wish you all the best going forward.

Sincerely,

Jon A. Laria, CPA

CC: Jonathan Gardner, Kavinocky Cook